CUSIP No. 936750108                  13D/A
Page 1 of 10 Pages



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
----------------

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a) Under the Securities Exchange Act of 1934


(AMENDMENT No. 15)


WARWICK VALLEY TELEPHONE COMPANY
-----------------------------------------------------------
(Name of Issuer)


COMMON STOCK, PAR VALUE $0.01 PER SHARE
-----------------------------------------------------------
(Title of Class of Securities)


936750108
-----------------------------------------------------------
(CUSIP Number)


SANTA MONICA PARTNERS, L.P.
1865 Palmer Avenue
Larchmont, NY  10538
914-833-0875
-----------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2005
-----------------------------------------------------------
(Date of Event that Requires Filing of This Statement)
























CUSIP No. 936750108                  13D/A
Page 2 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS, L.P.
		13-3100474
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		112,684
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				112,684
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		112,684
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN

Filing by Santa Monica Partners, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.



CUSIP No. 936750108                  13D/A
Page 3 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
		56-2393841
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		5000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				5000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		5000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN

Filing by Santa Monica Partners Opportunity Fund, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities
Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.



CUSIP No. 936750108                  13D/A
Page 4 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS II, L.P.
		48-1289758
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		2000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				2000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		2000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.0%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN
__________________________________________________________

Filing by Santa Monica Partners II, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.


CUSIP No. 936750108                  13D/A
Page 5 of 10 Pages


1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SMP ASSET MANAGEMENT LLC
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC (of Santa Monica Partners, L.P.)
______________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		DELAWARE
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		112,684
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				112,684
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
			--------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		112,684
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES
		[X]
_________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		OO (LLC)
___________________________________________________________

Filing by SMP Asset Management, LLC of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.


CUSIP No. 936750108                  13D/A
Page 6 of 10 Pages


1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS ASSET MANAGEMENT LLC
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
WC (of Santa Monica Partners Opportunity Fund, L.P. and
Santa Monica Partners II, L.P.)
______________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		DELAWARE
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		7000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				7000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
			--------------------------------------
12	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		7000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES
		[X]
_________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.0%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		OO (LLC)
___________________________________________________________

Filing by Santa Monica Partners Asset Management, LLC of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.




CUSIP No. 936750108                  13D/A
Page 7 of 10 Pages

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		LAWRENCE J. GOLDSTEIN
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
	WC (of Santa Monica Partners, L.P.
	and certain client accounts)
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		USA
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		119,684
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				130,000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		130,000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.4%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		IN
__________________________________________________________

Filing by Lawrence J. Goldstein of this statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.




CUSIP No. 936750108                  13D/A
Page 8 of 10 Pages


WARWICK VALLEY TELEPHONE COMPANY SCHEDULE 13D/A
(AMENDMENT No. 12)


Item 1.  Security and Issuer.

No Change


Item 2.   Identity and Background.

a) This Statement is being filed by Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners"), Santa Monica Partners Opportunity Fund, L.P. a Delaware limited partnership (?SMPOF?), Santa Monica Partners II, a Delaware limited partnership (?SMPII?), SMP Asset Management LLC, a Delaware limited liability company that acts as the general partner of Santa Monica Partners ("SMP Asset Management"), Santa Monica Partners Asset Management, LLC, a Delaware limited liability company that acts as the general partner of SMPOF and SMPII (?SMPAM?), and Lawrence J. Goldstein, the president and sole owner of SMP Asset Management and SMPAM.

(b)-(c) The principal business of Santa Monica Partners, SMPOF and SMPII is to invest in securities with the objective of preserving principal, building net worth, and achieving long-term capital growth for its investors. The principal business of SMP Asset Management and SMPAM is to provide investment advice to and to manage the business and affairs of Santa Monica Partners, SMPOF and SMPII respectively. Mr. Goldstein's principal occupation is providing investment advice to and supervising the business and affairs of SMP Asset Management, SMPAM, and indirectly, Santa Monica Partners, SMPOF and SMPII. The principal business address of Santa Monica Partners, SMPOF, SMPII, SMP Asset Management, SMPAM, and Mr. Goldstein (collectively, the "Reporting Persons") is 1865 Palmer Avenue, Larchmont, New York 10538.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Goldstein is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

The source of all funds for purchases of the Shares by Santa Monica Partners, SMPOF and SMPII was the working capital of Santa Monica Partners, SMPOF and SMPII respectively. The source of all funds for purchases by SMP Asset Management, SMPAM and Mr. Goldstein, as President and sole owner of SMP Asset Management and SMPAM, was the working capital of Santa Monica Partners, SMPOF and SMPII respectively. The source of all funds for purchases by


CUSIP No. 936750108                  13D/A
Page 9 of 10 Pages


Mr. Goldstein on behalf of certain client accounts was the working capital of such accounts.

Such working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.


Item 4.  Purpose of Transaction.

On December 5, 2005 Santa Monica Partners, L.P. transmitted a letter to Mr. Herbert Gareiss of Warwick Valley Telephone the ?Issuer. Such letter of December 5, 2005 is annexed hereto as Exhibit 1 and is incorporated by reference.


Item 5.  Interest in Securities of the Issuer.

(a)-(b) As of December 5, 2005: (i) the Reporting Persons owned beneficially, directly or indirectly, an aggregate of 130,000 Shares, or 2.4% of the Shares outstanding; (ii) Santa Monica Partners had sole voting and sole dispositive power over 112,684 Shares; SMPOF had sole voting and sole dispositive power over 5,000 Shares; SMPII had sole voting and sole dispositive power over 2,000 Shares; Lawrence J. Goldstein had sole voting and sole dispositive power over 119,684 Shares and sole dispositive power over 130,500 Shares.

(c) The following is a list of transactions in the Shares made in open market purchases during the past 60 days:

			Amount 	Price per
Date			Bought	Share		Purchaser
None

(d) No Change

(e) No Change


Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

No Change


Item 7.  Material to be filed as Exhibits.



Exhibit 1:

December 5, 2005 letter from Santa Monica Partners, LP to the Board of Directors of the Issuer.


Exhibit 2:

Agreement of Joint Filing by and among Santa Monica Partners,
L.P., Santa Monica Opportunity Fund, L.P. and Santa Monica
Partners II, L.P., dated December 5, 2005


CUSIP No. 936750108                  13D/A
Page 10 of 10 Pages


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC

By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
SANTA MONICA PARTNERS II, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SMP ASSET MANAGEMENT, LLC

By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SANTA MONICA PARTNERS ASSET MANAGEMENT, LLC

By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


/s/LAWRENCE J. GOLDSTEIN
--------------------------------------
Lawrence J. Goldstein



Exhibit 1:

SANTA MONICA PARTNERS, L.P.
1865 PALMER AVENUE
LARCHMONT, NY  10538
WWW.SMPLP.COM
Tel: 914.833.0875
Fax: 914.833.1068
ljgoldstein@bloomberg.net

December 5, 2005

Members of the Board of Directors
Fred M. Knipp
Wisner H. Buckbee, Chairman
Robert J. Devalentino,
Herbert Gareiss Jr., President & CEO
Philip S Demarest,
Joseph J. Morrow,
Rafael Collado
Dr. Joseph E. Deluca, and
Ms. Corinna S. Lewis

Warwick Valley Telephone Company
47 Main Street
Warwick, NY  10990

PLEASE CONFIRM TIMELY RECEIPT BY EACH BOARD MEMBER


Dear Lady and Gentlemen:

WWVY share price has just fallen to a new 12 month, 52 week low today November 5, 2005 to a share price of $19.26 and closed tonight at $19.50.

This marks today the middle of the third week in a row of consecutive daily* stock price declines that WWVY shares have suffered since the annual meeting on November 17 when the stock closed at 23.

DATE		PRICE		VOLUME

M 12/5		L19.50		12614
F 12/2		19.85		14519
T 12/ 1	20.05		14666
W 11/30	20.00		8226
T 11/29	20.24		4972
M 11/28	20.64		354
F 11/25	20.81		6469
T 11/24
W 11/23	21.12		16699
T 11/22	21.60		11182
M 11/21	21.60		7100
F 11/18	22.42		9832
T 11/17	23.00		7600

*with the exception of a 0.05 up tick on December 1

WORSE YET, THIS PRICE, AS YOU MUST KNOW AND CAN SEE FROM THE
ATTACHED STOCK PRICE GRAPH, MEANS WWVY IS NOW AT THE SAME
PRICE LEVEL IT WAS AT IN THE BEGINNING OF NOVEMBER 2002 OVER
THREE YEARS AGO.

Thus the response to your plan as enunciated at the annual meeting on November
17, (and as then published in an SEC 8 K filing) has been 100% NEGATIVE and in fact one of COMPLETE DISBELIEF in the court of public opinion, i.e. the public market place for WWVY shares, as OUR STOCK PRICE HAS NOW FALLEN BY 16.3% in two and a half weeks while the general stock market as measured by ALL major Stock Indices has RISEN.

It is also very interesting to note that when you said that ?our share price held up.? and that you ?asked Legg Mason, our investment bankers, to prepare a three year and a one year Stock Performance chart.? and compared ?WVT?s share price to a weighted capitalization index of seven peer publicly traded telecommunication companies:

CT Communications
Commonwealth Telephone
D&E Communications
Hickory Tech
North Pittsburg Systems
New Ulm Telecom
Sure West Communications

The conclusion reached was that ?For the one year period, our share price grew 8.7% versus the peer index which actually decreased 15.8%?. But what a difference just twelve trading sessions has made.

As of tonight, OUR STOCK is down by 13.3% from its price of $22.50 one year ago.

Furthermore, also tonight while the stocks used in your table
(above) were all above their 52 week lows, WWVY stock made its 52 week LOW today.

        CICI is up from its 52 week low by 26%
        CTCO is up 6.0%
        DECC is up 10.5%
        HTCO is up 10.9%
        NPSI is up 11.5%
        NULM is up 94.7% (1)
        SURW is up 52.4

And in being as selective as you were in listing peer companies you might well have selected and included for comparison:

       HCT - Hector Communications which was up 42.5% and
       SHEN - Shenandoah Telecom Co which was up 69.5%.

But for obvious reasons you did not choose these two small
Telecoms.

(1) How come NULM is up 94.7% you ask, or rather should ask?
Answer: Because it?s OCP?like passive investment, its 9.88% ownership of Midwest Wireless Holdings is being sold. A similar value enhancement of WWVY shares would clearly result if WWVY were to separate or sell or otherwise monetize its fabulous 7.5% investment in the Orange County Cellular Partnership!

NOW TO REFRESH YOUR MEMORY AS TO WHAT YOU SAID THAT THE
MARKET HAS NOT BELIEVED AND RESPONDED TO NEGATIVELY WAS THE
FOLOWING:

"Our plans are in place, our organization is engaged and our direction is clear. We will work to protect -- and expand -- our market share with new and existing products and services, based on our core strengths.?

?By leveraging these strengths, WVT strives to remain an solid investment for its shareholders.?

Shareholders of Warwick are distrustful of you and your plan without proper vetting
 - this should be quite apparent to you. For shareholders in droves have been voting with their feet. In the last eleven trading sessions since the November 17 meeting, November 18 -
- December 5, WWVY?s daily trading volume has swelled to10,822 shares, a whopping 1.53 times increase in the daily volume of the past six months.

Shareholders have been running for the exits all year and now particularly since the November 17 annual meeting wool pulling over the eyes attempt speech and power point presentation the rush to sell shares has accelerated.

I need not remind the Board that at the end of June 2004 Board members took great delight in relieving Mr. M. Lynn Pike from his duties as President and CEO at Warwick Valley Telephone Company and that the reason Chairman Buckbee Wisner gave at the time was because of a slide in the stock price. In light of the stock?s continued decline, which has now shifted to a free fall, and the reaction to the ?events? related to the current price of WWVY stock, we are wondering what your plans are now?

Shareholders can plainly see that the despite the very costly $5.1 million SOX debacle that prevented and delayed the 2004 audit report from being completed at the beginning of the year, as is normal and usual, until nearly the end of the year, and delayed the timely filing of SEC reports, placed loans in technical default of covenants, disgracefully added an ?E? to our stock symbol and the threat of a NASDAQ delisting, and putting all of this aside, that the POTS business operated in the red, losing money in the first nine months of 2005 and you gave no clue on November 17 that this would change anytime soon. Intelligent shareholders are not deaf, dumb and blind to this fact. Moreover, you certainly cannot expect that they will be satisfied with nice platitudes. You need to do much more.

Do you get the message? Do you understand that shareholders need much more than management banal, trite, platitudinous, unconvincing statements in place of real supportable facts estimates and plans? The ?plan? as enunciated provided no basis for any understanding of it. For instance how will you compete effectively with the new and formidable competitor, Cablevision Systems, which has invaded your territory with its efficient triple play, been very tough on WWVY and has in fact taken half of Verizon?s customers where they compete head to head. In the recently issue 2004 10-K (annual report) you even stated ?Whether customer and pricing levels can be maintained depends, in part, on the actions of existing competitors, the possible entry into the market of new competitors, the rate of technological change and the level of demand for voice, video and data services.? You then pointed out ?The primary competitor in our market has brand recognition and financial, personnel, marketing and other resources that are significantly greater than ours.? Clearly this is appears to be an admission that the future of the Warwick POTS is in the hands of Cablevision and perhaps other competitors and that you do not control your own destiny.

Without providing any specific examples of success against competitors, or supporting documentation of your many intentions, promises and assertions, or forecasts, estimates, projections or proformas, all you have said to shareholders is trust us ?to remain an solid investment?
with no explanation of your reasoning or basis for this statement whatever.

Shareholders have a right to reasonably ask: Why should we? And in fact shareholders in selling their stock are in fact saying ?we don?t believe you?. This is evidenced by the substantial pick up in share volume and the accompanying decline in the stock price. In the marketplace investors in Warwick have been saying loud and clear what they think. What will you do about this and when? How long do you believe it is reasonable for shareholders to wait for operating profits from the POTS and real sustained growth to occur?

So the questions are, are you watching the market for WWVY shares, are you listening to investors and are you seeing and hearing and understanding it and them?

If the answer is ?no? all hope is obviously lost for shareholders.

However, if the answer is ?yes?, which we would like to believe you are more than smart enough and wise enough to fully appreciate, then the question becomes are you ready and willing to act in shareholders behalf now?

If ?yes? then there are many arrows in your quiver and weapons in your arsenal available to you which will enable shareholder value to be enhanced forthwith, i.e. immediately.

By way of just a few examples of the many shareholder value creating measures available to you that you can take and implement now, we point to such measures and actions as:

substantially increasing the dividend
a Dutch auction share buyback
registering as an investment company
issuing a security convertible into the OCP separating the POTS from the investments

In addition there are many other shareholder value creating measures available to you We would be happy to explain and discuss each with you in detail if you are open to Warwick Valley Telephone Company shareholder value enhancement and if you really meant it when you said ?WVT strives (which after all does mean to exert a lot of effort or energy) to remain an solid investment for its shareholders?.

We trust you will not continue to choose the alternative of a deafening silence response. To date that technique has not served to enhance WWVY shareholder value. In fact as you well know and can see with the dawn of every new day since your incomplete ?plans? were made public November 17, only lead to continued substantial decline in shareholder value.

Shareholder expectations for the boards and senior managements of publicly held companies have changed dramatically in recent years. Certainly you did not fail to recognize that our recent proposal received a 26% favorable vote. That was an increase from 15% in favor of a shareholder proposal submitted two years ago. Certainly you also noted that just 2/3 of NOBO shares took the trouble to exercise the vote and of those.
the spilt was close to 50-50. This is a changing constituency that can be counted upon to continue to move into independent voting hands. That the roughly 2 million shares beneficially held all voted and voted against the proposal is by no means a certainty that can be counted on forever more. As the stock price falls, those shareholders too, who after all are human beings and sensitive to the price of their investment, will, if not already so today, grow restless and less willing to succumb to management entreaty, plans and results that lack real value or substance.

Shareholders across the globe have increasingly begun to realize that many of our managements and boards have failed to aggressively pursue value for shareholders and are holding them accountable. Additionally they have become outraged at the perquisites and inflated pay that ?rubber stamp? boards award themselves and top management in situations where share prices have languished. Failure to act as proper fiduciaries on behalf of shareholders exposes Directors to liability and personal risk never before thought by them to be possible. We believe this is a healthy and necessary phenomenon and that there should be no sacred cows in the pursuit of shareholder value. We will be continuing to speak out about our belief in the need for creating enhancement of shareholder value. Perhaps even a new voice for shareholders on the Board of WWVY. We already know that some of you agree and look forward to communicating with you in the future.

We look forward to your prompt response.


Warmly,


Lawrence J. Goldstein

CERTIFIED MAIL:  7005 2570 0001 5743 18


Exhibit 2:


Agreement of Joint Filing

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned persons hereby agrees to file with the Securities and Exchange Commission the Statement on Schedule 13D (the ?Statement?) to which this Agreement is attached as an exhibit, as well as any further amendments filed by them with respect to the shares of common stock of Warwick Valley Telephone Company, $.01 per value per share, and agree that the Statement is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.


Dated: December 6, 2005

SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President



Dated: December 6, 2005

SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President



Dated: December 6, 2005

SANTA MONICA PARTNERS II, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President